UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (CNV or National Securities Commission) dated July 23, 2013 regarding the resignation of alternate directors.

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, July 23, 2013

Mr. Alejandro Vanoli

President

Comisión Nacional de Valores (CNV or National Securities Commission)

Dear Sir,

Re: Resignation of Two Alternate Directors

Chapter XXI. Art. 3 item.3) of the Regulations (NT 2001)

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on July 22, 2013, Ms. María Paola Martinuzzi and Mr. Pedro Eugenio Aramburu have submitted their resignations as Alternate Directors of the Company, effective as of the same date.

Pursuant to the contents of their respective letters, their resignations are based on “personal reasons”.

The Board of Directors of Nortel will consider Ms. Martinuzzi and Mr. Aramburu’s resignations at its next meeting.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 24, 2013	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations